Samuel, Sally

From:	Lekstutis, Carmine <carmine.lekstutis@jpmorgan.com>
Sent:	Thursday, November 20, 2014 6:28 PM
To:	Samuel, Sally
Subject:	JPMorgan Insurance Trust
Attachments:	JPMorgan ETF Correspondence as filed 2-25-14.PDF

Ms. Samuel,

Thanks for speaking with me yesterday. I am writing to provide the follow up items that we discussed.

(1) *Acquired Fund Feed and Expenses (AFFE) description*.
   a. As discussed, the Portfolios believe that the language describing AFFE is more useful to shareholders as a lead-in to the fee table rather than as a footnote. Please see the following link for an example of a response highlighting this position for one of the JPMorgan retail funds (please see comment 3), which notes this position and also notes that other fund complexes take a similar approach. http://www.sec.gov/Archives/edgar/data/1217286/000119312514081922/filename1.htm

(2) *Item 4/Item 9 description*.
   a. The Portfolios would like to reiterate that they believe the current disclosure is sufficient as drafted. Per my voicemail, attached is the most recent letter I could find related to one of the JPMorgan retail funds on a similar (but not identical) comment. Please see comment 14.

Please let me know if you have any questions.

Kind regards,

Carmine Lekstutis
Vice President and Assistant General Counsel

J.P. Morgan Asset Management
Legal Department
carmine.lekstutis@jpmorgan.com
www.jpmorgan.com/assetmanagement

270 Park Avenue
New York, NY 10017
Phone: 212-648-0919
Fax: 212-648-1978